XATA CORPORATION
965 Prairie Center Dr.
Eden Prairie, MN 55344
July 26, 2010
Via EDGAR
Securities and Exchange Commission
Attention: Stephan G. Krikorian, Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5553

Re:	XATA Corporation Form 10-Q for the quarterly period ended March 31, 2006 File No. 000-27166
Dear Mr. Krikorian:
     I am writing this letter to confirm a recent conversation between you and our outside legal counsel, Michael Coddington at Faegre & Benson, regarding the deadline for XATA Corporation’s response to the SEC staff’s comment letter dated July 14, 2010 regarding the above-referenced filings. XATA Corporation is working on a response to the staff’s comment and coordinating a review with its outside advisors. As we discussed, due to the amount of time necessary to complete the work and review, XATA requests that it be given until Friday, July 30th to file its response to the staff’s comment letter
     We appreciate the staff’s courtesy in responding to this request.

Very truly yours,

cc:	Tamara Tangen, Staff Accountant Mark Ties, Chief Financial Officer